SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia-Pacific Corporation Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia-Pacific Corporation 133 Peachtree Street, N.E. Atlanta, Georgia 30303.

Audited Financial Statements and Supplemental Schedule

Georgia-Pacific Corporation Hourly 401(k) Plan

As of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

Georgia-Pacific Corporation Hourly 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits Statement of Changes in Net Assets Available for Benefits Notes to Financial Statements	3 4 5

Supplemental Schedule

Schedule of Assets (Held at End of Year)	13

Report of Independent Auditors

To the Plan Administrator of the Georgia-Pacific Corporation Hourly 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Georgia-Pacific Corporation Hourly 401(k) Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia May 30, 2003

1

{This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.}

To the Participants of the Georgia-Pacific Corporation Hourly 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Atlanta, Georgia March 13, 2002

2

Georgia-Pacific Corporation Hourly 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Contributions receivable:
Company	$ 296,396	$ 246,333
Participants	1,056,795	690,056

Total contributions receivable	1,353,191	936,389

Other receivable	107,653	--

Investments, at fair value:
Interest in master trusts	150,887,970	233,080,237
Mutual funds	268,185,367	291,328,011
Participant loans	24,788,469	11,378,771

Total investments	443,861,806	535,787,019

Net assets available for benefits	$445,322,650	$536,723,408

See accompanying notes.

3

Georgia-Pacific Corporation Hourly 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Participant contributions	$ 47,802,196
Company contributions	13,867,025

Total additions	61,669,221

Deductions:
Investment income (loss):
Interest and dividend income	8,072,681
Net depreciation in fair value of mutual funds	(37,499,227)
Net loss from master trusts	(83,235,175)

Net investment loss	(112,661,721)

Amounts distributed to participants	(38,265,945)
Net transfer out of Plan (Note 1)	(2,142,313)

Total deductions	(153,069,979)

Net decrease	(91,400,758)

Net assets available for benefits
Beginning of year	536,723,408

End of year	$ 445,322,650

See accompanying notes.

4

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Plan Description

The following brief description of the Georgia-Pacific Corporation Hourly 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering certain groups of hourly employees of Georgia-Pacific Corporation (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Vanguard Fiduciary Trust Company (the "Trustee") is the trustee and custodian of the Plan.

In 2002, certain employees participating in the Plan were transferred out of or into the Georgia-Pacific Corporation Salaried 401(k) Plan due to their employment status changing from hourly employees to salaried employees or from salaried employees to hourly employees, respectively.

Eligibility

All hourly-paid employees of the Company and members of a participating group at a location where the Plan is in effect are eligible to participate in the Plan on the first pay date of the month upon completing three months of service, except for union employees who must meet the specific service requirements as indicated in their collective bargaining agreement. Company matching contributions, if applicable, begin the first pay date of the month after completing one year of service.

5

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions and Vesting

The Plan allows for both Company and participant contributions on a before-tax basis. The percent of eligible compensation a participant is able to contribute, the percent of the Company's match (if any), and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the agreement applicable to the participant's respective location. Contributions are limited to the maximum allowable under the Internal Revenue Code (the "Code"). Effective January 1, 2002, participants who have attained age 50 or older during the Plan year are eligible to make additional contributions to the Plan beyond the maximum allowable under the Code, which is $11,000 for 2002. The maximum catch-up contribution for the 2002 Plan year is $1,000 per participant.

Participants are immediately vested in their contributions and the Company's contributions.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's earnings (losses), the Company's contributions, and the participant's contributions. Allocation of earnings (losses) is based on relative account balances and investment elections.

Withdrawals and Termination

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, if the vested balance is over $5,000, the Plan will distribute to the participant 100% of the participant's vested account balance in a lump-sum payment.

6

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Withdrawals and Termination (continued)

Hardship withdrawals are permitted if certain criteria are met, as defined by the Plan, and are subject to taxes in the year received. Hardship withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of at least 6 months.

Participant Loans

The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment. During 2002, all Plan participants were eligible to obtain loans.

Plan Termination

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time, subject to provisions of ERISA. In the event the Company terminates the Plan, each participant's account balance would be fully vested.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

7

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Investments are presented at fair value, as determined by the Trustee, based upon quotations as reported on various securities exchanges.

3. Significant Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001

Vanguard Short-Term Treasury Fund	$37,673,244	$33,084,399
Vanguard Total Bond Market Index Fund	26,831,802	N/A
Vanguard 500 Index Fund	72,923,078	93,458,806
Vanguard Treasury Money Market Fund	57,934,973	60,186,063
Participant loans	24,788,469	N/A

8

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated June 20, 1997, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trusts are exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trusts are tax-exempt.

5. Financial Information of the Master Trusts

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Fund in certain defined contribution plans qualified under Code Section 401(k) and are administered by the Company.

On December 16, 1997, the shareholders of the Company approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock and to distribute one share of a new class of Common Stock, Georgia-Pacific Corporation--Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust"). On August 15, 2001, shareholders of Georgia-Pacific Corporation Timber Company ("G-P Timber") and Plum Creek Timber Company, Inc. ("Plum Creek") approved the merger of the two companies. Effective October 6, 2001, G-P Timber shareholders received 1.37 shares of Plum Creek Common Stock in exchange for each share of G-P Timber Common Stock. Also, on October 6, 2001, the Timber Master Trust converted into the Plum Creek Stock Fund Master Trust ("Plum Creek Master Trust"). Effective October 2002, this investment option was eliminated.

9

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

5. Financial Information of the Master Trusts (continued)

The fair values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

The Plan's interest in the Group Master Trust as of December 31, 2002 and 2001 is approximately 32% and 31%, respectively. A summary of the net assets of the Group Master Trust as of December 31, 2002 and 2001 is shown below:

	2002	2001

Investments, at fair value:
Georgia-Pacific Corporation--Group Common Stock	$469,820,844	$727,893,502
Vanguard Treasury Money Market Fund	6,788,115	10,251,542

Total investments	476,608,959	738,145,044

Receivables
Interest	7,948	17,714
Other	829,727	4,867,055

Total receivables	837,675	4,884,769

Less payables	842,473	2,716,643

Total net assets	$476,604,161	$740,313,170

A summary of net investment loss of the Group Master Trust for the year ended December 31, 2002, during which the Plan participated in this trust, which comprises the net investment activity for all participating plans, is as follows:

Net investment loss:
Interest and dividend income	$ 13,592,861
Net depreciation in fair value of common stock	(279,086,668)
Investment expense	(226,902)

Net investment loss of Group Master Trust	$(265,720,709)

10

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

5. Financial Information of the Master Trusts (continued)

The Plan's interest in the Plum Creek Master Trust as of December 31, 2002 and 2001 is approximately 0% and 20%, respectively. A summary of the net assets of the Plum Creek Master Trust as of December 31, 2002 and 2001 is shown below:

	2002	2001

Investments, at fair value:
Plum Creek Common Stock	$ ---	$41,039,234
Vanguard Treasury Money Market Fund	---	1,393,140

Total investments	--	42,432,374

Receivables
Interest and dividends	598,071	977
Other	--	127

Total receivables	598,071	1,104

Less payables	598,071	850,098

Total net assets	$ ---	$41,583,380

A summary of net investment loss of the Plum Creek Master Trust for the year ended December 31, 2002, during which the Plan participated in this trust, which comprises the net investment activity for all participating plans, is as follows:

Net investment loss:
Interest and dividend income		$ 1,315,618
Net depreciation in fair value of common stock		(6,299,577)
Investment expense		(30,881)

Net investment loss of Plum Creek Master Trust		$(5,014,840)

11

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and shares of common stock of the Company, the administrator of the Plan. These transactions qualify as party-in-interest transactions.

7. Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001

Net assets available for benefits per the financial statements	$445,322,650	$536,723,408
Amounts allocated to withdrawn participants	--	(5,234,173)
Net assets available for benefits per the Form 5500	$445,322,650	$531,489,235

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements		$38,265,945
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2001		(5,234,173)

Benefits paid to participants per the Form 5500		$33,031,772

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

12

Supplemental Schedule

Georgia-Pacific Corporation Hourly 401(k) Plan

EIN: 93-0432081 Plan Number: 073 Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Vanguard Fiduciary Trust Company
		Vanguard Short-Term Treasury Fund, 3,478,601 shares	(a)	$ 37,673,244
		Vanguard Total Bond Market Index Fund, 2,584,952 shares	(a)	26,831,802
		Loomis Sayles Bond Fund -- Institutional Class, 182,292 shares	(a)	2,003,384
		Vanguard Balanced Index Fund, 1,024,732 shares	(a)	16,037,048
		Vanguard LifeStrategy Growth Fund, 294,452 shares	(a)	4,228,334
		Vanguard LifeStrategy Income Fund, 110,894 shares	(a)	1,366,214
		Vanguard LifeStrategy Conservative Growth Fund, 139,617 shares	(a)	1,789,893
		Vanguard LifeStrategy Moderate Growth Fund, 286,191 shares	(a)	3,969,468
		Vanguard 500 Index Fund, 898,621 shares	(a)	72,923,078
		Vanguard Total Stock Market Index Fund, 888,003 shares	(a)	17,822,230
		Vanguard Windsor II Fund, 150,865 shares	(a)	3,137,989
		Vanguard Extended Market Index Fund, 52,822 shares	(a)	989,883
		Vanguard PRIMECAP Fund, 337,438 shares	(a)	13,045,337
		Vanguard Small-Cap Index Fund, 223,628 shares	(a)	3,502,015
		Vanguard Treasury Money Market Fund, 57,934,973 shares	(a)	57,934,973
		Vanguard International Growth Fund, 405,467 shares	(a)	4,930,475
*	Participant loans	Interest rates ranging from 5.25% to 10.5%	(a)	24,788,469

	Total investments			$292,973,836

* Represents a party in interest

(a) Cost information has not been included in column (d) because all investments are participant-directed.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

GEORGIA-PACIFIC CORPORATION HOURLY 401(K) PLAN

By:	/s/ DANNY W. HUFF

Danny W. Huff Executive Vice President-Finance and Chief Financial Officer

Date:	June 27, 2003

INDEX TO EXHIBITS

23.1	Consent of Ernst & Young LLP

23.2	Consent of Arthur Andersen LLP

99.1	Certification by Alston D. Correll, as Chairman and Chief Executive Officer of Georgia-Pacific Corporation, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).

99.2	Certification by Danny W. Huff, as Executive Vice President-Finance and Chief Financial Officer of Georgia-Pacific Corporation, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).